Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166850

Prospectus

UNIGENE LABORATORIES, INC.

80,760,650 Shares of Common Stock

This prospectus relates to the sale of up to 80,760,650 shares of Unigene Laboratories, Inc. common stock, par value $.01 per share, by the selling stockholders named in the “Selling Stockholders” section of this prospectus, of which 72,114,836 shares will be issuable upon the conversion of senior secured convertible notes held by the selling stockholders and the balance of which are currently held of record by the selling stockholders. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.  We will not receive any proceeds from the sale of our shares by the selling stockholders.  All costs, expenses and fees in connection with the registration of these shares will be borne by us.

Our common stock is quoted in the OTC Bulletin Board under the symbol “UGNE.” On August 3, 2011, the last reported closing price of our common stock was $1.10 per share. These over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Pursuant to an Amended and Restated Registration Rights Agreement, dated March 17, 2010 (the “Registration Rights Agreement”),  between us and Victory Park Credit Opportunities Master Fund, Ltd., a selling stockholder (“Credit Opportunities Fund”), we agreed to file the registration statement of which this prospectus forms a part to cover the resale by the selling stockholders of the shares of our common stock registered hereunder, including those shares issuable from time to time upon the conversion of senior secured convertible notes (pursuant to the terms and conditions set forth in such notes) issued by us to the selling stockholders subject to an Amended and Restated Financing Agreement, dated March 16, 2010 (the “Restated Financing Agreement”), by and among us and Victory Park Management, LLC, as administrative agent and collateral agent, and Credit Opportunities Fund.

You should read this prospectus carefully before you invest. Please refer to “Risk Factors” on page 10 of this prospectus for a discussion of the material risks involved in investing in the shares.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 4, 2011.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
PROSPECTUS SUMMARY	2
RISK FACTORS	10
FORWARD-LOOKING STATEMENTS	10
USE OF PROCEEDS	11
DESCRIPTION OF SECURITIES TO BE REGISTERED	11
SELLING STOCKHOLDERS	13
PLAN OF DISTRIBUTION	20
LEGAL MATTERS	22
EXPERTS	22
WHERE YOU CAN FIND MORE INFORMATION	23
MATERIAL CHANGES	24
INDEMNIFICATION	24

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC. The selling stockholders may sell up to 80,760,650 shares of common stock described in this prospectus in one or more offerings.  The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities offered by the selling stockholders, you should review the full text of these documents.  The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the offering of securities by the selling stockholders.  Each time any selling stockholder offers to sell securities, we may provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus, “Unigene,” “we,” “our,” “ours,” and “us” refer to Unigene Laboratories, Inc., which is a Delaware corporation headquartered in Boonton, New Jersey.  Unless otherwise stated, the dollar amounts contained in this prospectus and any accompanying prospectus supplement are presented in U.S. dollars.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. You should read the entire prospectus carefully, especially the discussion regarding the risks of investing in Unigene common stock under the heading “Risk Factors,” before investing in Unigene common stock. “Unigene®,” “Forcaltonin®,” and “Fortical®” are registered trademarks of Unigene Laboratories, Inc.

Business

Overview

Unigene Laboratories, Inc., a biopharmaceutical company, was incorporated in the State of Delaware in 1980. Our single business segment focuses on the research, production and delivery of small proteins, referred to as peptides, for medical use. We have a patented manufacturing technology for producing many peptides cost-effectively. We also have patented oral and nasal delivery technologies that have been shown to deliver medically useful amounts of various peptides into the bloodstream. We rent three operating locations: administrative and regulatory offices in Boonton, New Jersey; a laboratory research facility in Fairfield, New Jersey; and a pharmaceutical production facility in Boonton, New Jersey.

As more fully described in this prospectus, in March 2010, we entered into the Restated Financing Agreement for $33,000,000 three-year convertible senior secured term notes. We issued $33,000,000 of new convertible senior secured notes due in 2013, in exchange for approximately $19,358,000 of existing non-convertible senior secured term notes which were due in 2011 and the payment to us of approximately $13,642,000 in cash at the closing, minus fees related to the restructuring. Credit Opportunities Fund, an entity managed by Victory Park Capital Advisors, LLC, was the sole investor in the transaction. Richard N. Levy of Victory Park Capital was appointed Chairman of the Board in connection with the restructuring. We also restructured notes held by founding family members and initiated a reorganization of the management team.

In June 2010, Ashleigh Palmer was appointed President and Chief Executive Officer.  In the third quarter of 2010, we completed a comprehensive business audit and situational analysis resulting in a new strategy for us, an organizational realignment with the creation of two highly focused strategic business units, Unigene Biotechnologies and Unigene Therapeutics, and the appointment of a new executive leadership team.

Strategy

Our new three-step strategic intent is focused on: increasing available cash for operations by prudent cash conservancy and incremental revenue generation; as resources permit, retiring debt and selectively investing in the advancement of existing core development programs; and maximizing shareholder value by exploiting the full potential of our "Peptelligence(TM)" technology platform.

We are pursuing this strategic intent and, for marketing purposes only, we have focused our resources into two strategic business units.

Peptides are a rapidly growing therapeutic class with more than 130 programs currently in active development throughout the industry. To date, more than fifty peptide-based therapeutics have reached the market.  Our goal is to see our Peptelligence(TM) platform, which represents a distinctive set of capabilities and assets, incorporated into as many peptide programs as possible as they advance through development towards commercialization.

Our Peptelligence(TM) encompasses extensive intellectual property covering drug delivery and manufacturing technologies, peptide research and development expertise, and proprietary know-how. Our core Peptelligence(TM) assets include proprietary oral and nasal peptide drug delivery technologies, and proprietary, high-yield, scalable and reproducible recombinant manufacturing technologies.

We are focusing our Unigene Therapeutics pipeline on metabolic and inflammatory diseases with significant unmet medical and socioeconomic needs. Programs which do not fit our core focus will be monetized, out-licensed or terminated. We also intend to focus our Unigene Biotechnologies business unit on generating near-term, fee-for-service revenues and longer-term milestone payments and royalties by customizing delivery and manufacturing solutions for novel therapeutic peptides.

Our first product to market, Fortical(R), a nasal calcitonin product, received approval from the Food and Drug Administration (“FDA”) in 2005 and is marketed in the United States by Upsher-Smith Laboratories, Inc. (“USL”) for the treatment of postmenopausal osteoporosis. Other clinical programs include oral calcitonin licensed to Tarsa Therapeutics, Inc. (“Tarsa”), which recently completed Phase III testing for the treatment of osteoporosis, and oral parathyroid hormone (“PTH”), licensed to GlaxoSmithKline (“GSK”) and entering Phase II clinical studies for the treatment of osteoporosis. In addition, Unigene has a manufacturing license agreement with Novartis Pharma AG (“Novartis”), which is currently completing three Phase III studies of oral calcitonin for the treatment of osteoporosis and osteoarthritis.

Unigene Biotechnologies Business Unit

We are expanding our Peptelligence(TM) platform of peptide oral drug delivery and manufacturing assets and capabilities with the goal of establishing a portfolio of partnered opportunities. We plan to generate near-term revenue from feasibility studies and service fees and establish a solid foundation for potential high-value milestones and royalties. We hope to apply our Peptelligence platform to as many therapeutic peptide programs as possible and help our partners co-develop those peptides through advanced clinical testing and commercialization.

Unigene Therapeutics Business Unit

Unigene Therapeutics constitutes our own pipeline of proprietary peptide development programs focused on metabolic disease and inflammation. Currently, we are concentrating our peptide development expertise on advancing our PTH program for the treatment of osteoporosis and the development of our lead proprietary preclinical anorexigenic peptide UGP281 for obesity.

In 2009, we licensed our late-stage oral calcitonin formulation to Tarsa, a venture-financed company founded exclusively to conduct Phase III clinical testing and prepare our proprietary oral calcitonin formulation for commercialization. We currently own a 26% non-diluted, or 20% fully-diluted, stake in Tarsa, subject to possible future dilution.  During the third quarter of 2010, Tarsa announced it had completed patient enrollment for its multinational, randomized, double-blind, placebo-controlled Phase III ORACAL trial in postmenopausal women with osteoporosis and that an independent Data Monitoring Committee had conducted two separate safety reviews of patient data and recommended the trial proceed as planned.  In March 2011, Tarsa announced positive Phase III study top-line results and expects to submit registration filings with the FDA before the end of 2011.  Furthermore, in April 2011, Tarsa selected us to conduct the stability testing for its oral calcitonin, which results will be included in Tarsa’s registration filings with the FDA, and Tarsa has agreed to pay us $1.04 million for these services.

In December 2010, we entered into an amended and restated exclusive worldwide license agreement with GSK to develop and commercialize an oral formulation of a recombinantly produced parathyroid hormone analog for the treatment of osteoporosis in postmenopausal women. Under the terms of the amended and restated agreement, Unigene will conduct the Phase II study.  In addition to the remaining milestone payments of up to approximately $140,000,000 from the original agreement that we are still eligible to receive based upon the achievement of regulatory and commercialization milestones, in December 2010, we received an upfront payment of $4,000,000 to pay for Phase II costs and in May 2011, we received an additional $4,000,000 milestone payment upon completion of Phase II patient enrollment.  In addition, we could be eligible to receive royalties at a rate in the low-to-mid teens based on GSK's global sales of the product, subject to a reduction under certain circumstances as described in the agreement. Once the Phase II study has been completed, and based on a review of the data, GSK may elect to assume responsibility for all future development and commercialization of the product.

The Phase II oral PTH study commenced patient enrollment in the first quarter of 2011. This multicenter, double-blind, randomized, repeat dose placebo controlled study includes an open label comparator arm and will evaluate approximately 90 postmenopausal osteoporotic women for a period of 24 weeks. The primary endpoint will be an increase in bone mineral density in subjects at 24 weeks compared to baseline. Patient enrollment for this study was completed in April 2011 and top-line results are expected by year end.

Our satiety program is in advanced pre-clinical development. In February 2011, we announced our plans to accelerate the development of our lead proprietary anorexigenic peptide, UGP281. An anorexigenic peptide is one that diminishes or controls appetite and offers potential therapeutic benefit to morbidly obese patients. We expect to file an Investigational New Drug (“IND”) application with the FDA and initiate Phase I clinical studies in the first half of 2012. Additionally, we are also currently exploring the opportunity to license a pharmacologically distinct sister analog to a veterinary partner for companion animal obesity to help subsidize a portion of the human proof of concept development costs of UGP281.

Our Annexin 1 analog and Site-Directed Bone Growth (“SDBG”) programs have been put on hold to conserve cash in the near term. We are currently evaluating strategic opportunities for our SDBG program, including out-licensing or divesting this asset.

Scientific Accomplishments

Among our major accomplishments are:

Development, Licensing and Commercialization of Proprietary Technology for Nasal Delivery. We have developed and patented Fortical, our nasal calcitonin formulation that, in human studies, demonstrated similar blood levels to a competitor’s existing nasal calcitonin product and also demonstrated a comparable decrease in bone loss as measured by several industry-accepted blood markers and a comparable increase in bone mineral density. During 2002, we licensed U.S. rights to our nasal calcitonin product, Fortical, to USL. We filed a new drug application, or NDA, for Fortical in March 2003 and Fortical was approved by the FDA in August 2005. This was our first product approval in the United States. The launch of Fortical has resulted in sales to, and royalty payments from, USL.

Development and Licensing of a Proprietary Peptide Production Process. One of our principal scientific accomplishments is our success in developing a highly efficient biotechnology-based peptide production process. Several patents relating to this process have issued. We believe that this proprietary process is a key step in the more efficient and economical commercial production of medically-useful peptides. Many of these peptides cannot be produced at a reasonable cost in sufficient quantities for human testing or commercial use by other currently available production processes. We have constructed and are operating a manufacturing facility employing this process that is capable of producing PTH and calcitonin, and we have also produced laboratory-scale quantities of several other peptides. In 2004, we licensed worldwide rights to our patented manufacturing technology for the production of calcitonin to Novartis.

Development and Licensing of Proprietary Technology for Oral Delivery. We have licensed worldwide rights to our manufacturing and delivery technologies for PTH for the treatment of osteoporosis to GSK. We have developed and patented an oral formulation that has successfully delivered therapeutically relevant quantities of calcitonin and PTH into the bloodstream of human subjects in studies performed by Unigene and our collaborators. We believe that the components of our patented oral product also can enable the delivery of other peptides and we have initiated studies to investigate this possibility internally and in collaboration with others. During 2001, we reported successful oral delivery in animal studies of various peptides including PTH for the treatment of osteoporosis and insulin for the treatment of diabetes. During 2002, we licensed rights to our manufacturing and delivery technologies for oral PTH to GSK. During 2004, GSK successfully completed a Phase I study for oral PTH. During 2007, a small, short-term human study for oral calcitonin was initiated by us and successfully concluded. In February 2008, we initiated a Phase I/II clinical study for oral calcitonin. The tablets used in these studies utilized an improved solid dosage form of Unigene’s oral delivery technology for which a patent application has been filed. A small, short-term Phase I human study for PTH was initiated in 2008 and successfully concluded in 2009 using our improved oral delivery technology. During 2009, we initiated a Phase III human study for our oral calcitonin technology and licensed this program to Tarsa. This study was fully enrolled in the first quarter of 2010 and completed in the first quarter of 2011.

Other License or Distribution Arrangements.

To expand our product pipeline, we periodically perform feasibility studies for third parties. We are also working on the development of our anorexigenic peptide to diminish or control appetite, which would utilize our manufacturing and oral delivery technologies. In addition, we are actively seeking additional licensing and/or supply agreements with pharmaceutical companies for our products and technologies. However, we may not be successful in achieving milestones under our current agreements, obtaining regulatory approval for our products or in licensing any of our other products.

Competition

Our primary business activity is biotechnology research and development. Biotechnology research is highly competitive, particularly in the field of human health care. We compete with specialized biotechnology and biopharmaceutical companies, major pharmaceutical and chemical companies, universities and other non-profit research organizations, many of which can devote considerably greater financial resources than we can to research activities.

Government Regulation

Our laboratory research, development and production activities and those of our collaborators are subject to significant regulation by numerous federal, state, local and foreign governmental authorities. FDA approval, following the successful completion of various animal and human studies, is required for the sale of a pharmaceutical product in the U.S.  Foreign sales require similar studies and approval by regulatory agencies.

The regulatory approval process for a pharmaceutical product requires substantial resources and can take many years. There is always a risk that any additional regulatory approvals required for our production facility or for any of our products will not be obtained in a timely manner. Our inability to obtain, or delays in obtaining, these approvals, would adversely affect our ability to continue to fund our programs, to produce marketable products, or to receive revenue from milestone payments, product sales or royalties. We also cannot predict the extent of any adverse governmental regulation that may arise from future legislative and administrative action such as healthcare reform.

Corporate Information

Unigene is incorporated under the laws of the State of Delaware. Our executive offices are located at 81 Fulton Street, Boonton, New Jersey 07005, and our telephone number at this location is (973) 265-1100. The address of our website is www.unigene.com. Information on our website is not part of this prospectus.

Unigene Common Stock

Unigene common stock trades on the OTC Bulletin Board under the symbol “UGNE.”

About This Offering

On September 30, 2008, we entered into a Financing Agreement (the “Original Financing Agreement”) with Victory Park Management, LLC (“Victory Park”), as agent, and Victory Park Special Situations Master Fund, Ltd. (“Special Situations Fund”) and Credit Opportunities Fund (together, the “Funds”), pursuant to which the Funds purchased $20 million of three-year senior secured non-convertible term notes (the “Original Notes”) from us and we issued 1,500,000 shares of common stock to the Funds at two closings (the “Shares”).

On October 19, 2009, in connection with the Omnibus Amendment Agreement that we entered into with the Funds, we issued 300,000 shares of common stock (the “Exchange Shares”) to Special Situations Fund in exchange for Special Situations Fund’s surrender of a warrant to purchase 1,000,000 shares of common stock pursuant to the terms of a Warrant Exchange Agreement.  The Funds also had collectively purchased an aggregate of 6,845,814 shares of our common stock in open market transactions and privately negotiated transactions (the “Other Shares”).   In March 2010, Special Situations Fund sold and assigned to Credit Opportunities Fund all of its rights, title and interest in and to the Original Notes, the Shares, the Exchange Shares and the Other Shares.

On March 16, 2010, we entered into the Restated Financing Agreement with Victory Park, as administrative agent and collateral agent, and Credit Opportunities Fund, as lender, and, under that agreement, we issued three-year senior secured convertible notes in the aggregate principal amount of $33,000,000 due in March 2013 (the “Notes”), in exchange for the Original Notes in the outstanding aggregate principal amount of approximately $19,360,000 and by way of cash payment (before closing expenses) of approximately $13,640,000.  Of the 80,760,650 shares of common stock that we are registering on this registration statement, 72,114,836 shares will be issuable, if at all, upon conversion of the Notes.

Effective as of July 28, 2010, pursuant to an Assignment and Assumption Agreement, Credit Opportunities Fund sold and assigned a portion of the Notes to its affiliate, VPC Fund II, L.P., one of the other selling stockholders listed on the Selling Stockholder table in this prospectus.  Effective as of December 22, 2010, pursuant to an Assignment and Assumption Agreement, Credit Opportunities Fund sold and assigned an additional portion of the Notes to VPC Fund II, L.P.  Effective as of June 30, 2011, pursuant to an Assignment and Assumption Agreement, VPC Fund II, L.P. sold and assigned a portion of the Notes to its affiliate, VPC Intermediate Fund II (Cayman), L.P., the third entity listed on the Selling Stockholder table in this prospectus.

The table below more fully describes the net proceeds we received from the sale of the Original Notes and the Notes:

Net Proceeds From the Sale of the Original Notes
	Gross Cash Proceeds	Related Disbursements and Value of Stock Issued in Connection with Sale of the Original Notes	Net Proceeds
Original Notes issued September 30, 2008(1)	$15,000,000	$1,779,250(2)	$13,220,750
Original Notes issued May 22, 2009(1)	$5,000,000	$621,750(3)	$4,378,250
Net Proceeds From the Sale of the Notes
	Gross Cash Proceeds	Related Disbursements and Value of Stock Issued in Connection with Sale of the Notes	Net Proceeds
Notes issued March 17, 2010	$13,642,473(1)(4)	$2,007,534(5)	$11,634,939
Total Net Proceeds from Sale of Original Notes and Notes			$29,233,939

(1)	The Original Notes were cancelled on March 17, 2010 pursuant to the terms of the Restated Financing Agreement and in connection with the issuance of the Notes.

(2)
Consisting of a $450,000 closing fee; the issuance of 1,125,000 shares of common stock (valued based on the $1.09 closing price per share on the issuance date); and $103,000 in legal and due diligence fees.  This does not include $1,050,000 of interest prepaid on September 30, 2008.

(3)
Consisting of a $150,000 closing fee; the issuance of 375,000 shares of common stock (valued based on the $0.97 closing price per share on the issuance date); and $108,000 in legal and due diligence fees.  This does not include $358,000 of interest prepaid on May 22, 2009.

(4)
The aggregate principal amount of the Notes was $33,000,000, and was issued in exchange for cancellation of the outstanding aggregate principal amount of $19,357,527 on the Original Notes, and by way of cash payment (before closing expenses) of $13,642,473.

(5)	Consisting of:
•	$714,274 in fees paid to RBC;
•	$665,000 in fees paid to Victory Park Management, LLC;
•	$1,987 in fees paid to Land Services USA, Inc.; and
•	$626,273 in various legal fees paid.

In addition, pursuant to the Restated Financing Agreement, we may request that the selling stockholders purchase (which purchase shall be in their sole discretion) up to an additional $3,000,000 aggregate principal amount of Notes at one subsequent closing, which shall be no later than March 17, 2012.  The Notes will accrue interest at a rate per annum equal to the greater of (i) the prime rate plus 5% and (ii) 15%, which, in the absence of an Event of Default (as defined therein), shall be capitalized and added to the outstanding principal balance of such Notes on each anniversary of the date of issuance other than the maturity date.

We intend to make all payments required to be made on the Notes.  In order to do so, however, we will need to generate sufficient cash flow under our agreements with USL, GSK, Tarsa or Novartis, or sign new research, licensing or distribution agreements or locate other sources of cash flow sufficient for that purpose.  Alternatively, we would have to enter into a refinancing transaction.

The Notes are convertible into shares of common stock (the “Conversion Shares”) at the holder’s option. The initial conversion rate, which is subject to adjustment as set forth in the Notes, is calculated by dividing the sum of the principal to be converted, plus all accrued and unpaid interest thereon, by $0.70 per share.  If we subsequently make certain issuances of common stock or common stock equivalents at an effective purchase price less than the then-applicable conversion price, the conversion price of the Notes will be reduced to such lower price.   Beginning on March 17, 2011, under certain circumstances, and subject to specified conditions, we have the right, at our option, by delivery of written notice, to redeem the Maximum Permitted Redemption Amount (as defined in the Restated Financing Agreement) of the Notes at a price equal to 110% of the unpaid outstanding principal amount of the Notes being redeemed plus accrued and unpaid interest with respect to such principal amount; provided, that the holder of the Notes may elect to convert all or any portion of such Notes that we are electing to redeem.  Pursuant to the Letter Agreement dated December 10, 2010 between us, Victory Park and the selling stockholders (the “Letter Agreement”), we and the selling stockholders agreed, among other things, to reduce the Maximum Permitted Redemption Amount from $13,642,472.50 to $10,642,472.50.

Assuming $33,000,000 aggregate principal amount of Notes together with accrued interest thereon is outstanding for the full three-year term of the Notes, and assuming a conversion price of $0.70, the Notes will be convertible into 72,114,836 Conversion Shares.  Under the Registration Rights Agreement, we were required to file and must continue to maintain effective with the SEC a registration statement covering the resale of all of the Shares, the Exchange Shares, the Other Shares and the Conversion Shares.  On the closing date of the Restated Financing Agreement, the number of our authorized shares of common stock was insufficient to cover all the Conversion Shares issuable if such Notes were converted in full.  Accordingly, we sought and received stockholder approval at our 2010 Annual Meeting of Stockholders to increase the number of authorized shares of common stock to a number that is sufficient to cover the full number of Conversion Shares (plus a buffer equal to an additional 50% of those shares), and have registered on the registration statement of which this prospectus forms a part the full number of Conversion Shares.

As of August 3, 2011, there were 92,969,370 shares of our common stock outstanding, including the Shares, the Exchange Shares, and the Other Shares.  The number of shares outstanding does not include the additional 72,114,836 shares of common stock being registered hereunder that the selling stockholders may acquire upon conversion of the Notes.  The 80,760,650 shares offered by this prospectus represent approximately 49.0% of the total common stock outstanding as of August 3, 2011, assuming the issuance of 72,114,836 Conversion Shares.

The shares offered by this prospectus may be sold by the selling stockholders from time to time in the open market, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.  We will receive none of the proceeds from the sale of the shares by the selling stockholders.  We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by any selling stockholder will be borne by it.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus involves risks and uncertainties. Before making an investment decision, you should carefully review and consider the risks and uncertainties described under the heading “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), including but not limited our most recent Annual Report filed on Form 10-K, which are incorporated by reference in this prospectus, as updated or superseded by the risks and uncertainties described under similar headings in such other documents that are filed after the date hereof and incorporated by reference into this prospectus. For more information, see “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

This prospectus, including documents incorporated by reference into this prospectus, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various risk factors, including those discussed under the heading “Risk Factors” in our most recent Annual Report on Form 10-K filed with the SEC and in other documents incorporated herein by reference. These known and unknown risk factors include, but are not limited to: the delay in obtaining or the failure to obtain regulatory approvals for our products and the products of our licensees that may generate royalty and milestone payments to us, our ability to achieve product sales and royalties, competition, our dependence on other companies to commercialize, manufacture and sell products using our technologies, the ability of our products to gain market acceptance and increase market share, the uncertainty of results of animal and human testing, the risk of product liability and liability for human clinical trials, our dependence on patents and other proprietary rights and the risks associated with patent litigation, dependence on key management officials, the availability and cost of capital, the availability of qualified personnel, changes in, or the failure to comply with, governmental regulations, general economic and business conditions, our history of losses and ability to achieve profitability, litigation and other risk factors discussed in our SEC filings, including our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, which are incorporated herein by reference. Words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "potential," "continue," and variations of these words (or negatives of these words) or similar expressions, are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. In addition, any statements that refer to expectations, projections, contingencies, goals, targets or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements and are not statements of historical fact. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we are under no obligation to publicly update or revise any forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

The proceeds from the sale of the shares covered by this prospectus will be received by the selling stockholders.  We will not receive any of the proceeds from the sales by the selling stockholders of the shares covered by this prospectus.  However, if the selling stockholders convert all or a portion of the Notes, this conversion will reduce our senior indebtedness to the selling stockholders and related payment obligations.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Capital Stock

General

Our authorized capital stock consists of 275,000,000 shares of common stock, par value $0.01 per share. As of August 3, 2011, there were 92,969,370 shares of common stock outstanding and held of record by approximately 519 stockholders.

Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors and, as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available therefor. We have never paid and we do not anticipate declaring or paying any cash dividends on shares of our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, the holders of common stock then outstanding are entitled to share ratably in our assets remaining after the payment of liabilities. All shares of common stock outstanding and to be outstanding upon completion of this offering are and will be fully paid and nonassessable.

On December 30, 2002, pursuant to a rights agreement, we distributed common stock purchase rights to stockholders of record as a dividend at the rate of one right for each share of common stock. Each share of common stock that we have issued since December 30, 2002 similarly has been accompanied by a common stock purchase right.  Each right entitles the holder to purchase from us one ten-thousandth of a share of common stock at an exercise price of $4.00. Initially the rights are attached to the common stock and are not exercisable.

The rights become exercisable and will separate from the common stock:

•	ten calendar days after a person or group acquires beneficial ownership of fifteen percent or more of our common stock, or

•
ten business days (or a later date following such announcement as determined by our Board of Directors) after the announcement of a tender offer or an exchange offer to acquire fifteen percent or more of our outstanding common stock.

The rights are redeemable for $.00001 per right at the option of the Board of Directors at any time prior to the close of business on the tenth calendar day after a person or group acquires beneficial ownership of fifteen percent or more of our common stock. If not redeemed, the rights will expire on December 30, 2012. Prior to the date upon which the rights would become exercisable under the rights agreement, our outstanding stock certificates will represent both the shares of common stock and the rights, and the rights will trade only with the shares of common stock.

Generally, if the rights become exercisable, then each stockholder, other than the stockholder whose acquisition has caused the rights to become exercisable, is entitled to purchase, for the exercise price, that number of shares of common stock that, at the time of the transaction, will have a market value of two times the exercise price of the rights. In addition, if, after the rights become exercisable, we are acquired in a merger or other business combination, or fifty percent or more of our assets, cash flow or earning power are sold, each right will entitle the holder to purchase, at the exercise price of the rights, that number of shares of common stock of the acquiring company that, at the time of the transaction, will have a market value of two times the exercise price of the rights.

In connection with the execution of the Restated Financing Agreement, the rights agreement was amended to render the rights inapplicable to the restructuring under the Restated Financing Agreement and the other transactions contemplated by or occurring concurrently with such restructuring.

The rights plan is intended to improve the ability of our Board of Directors to protect the interests of Unigene and our stockholders in the event of an unsolicited proposal to acquire a significant interest in Unigene.

Common Stock Owned By the Selling Stockholders

On September 30, 2008, we entered into the Financing Agreement with Victory Park and the Funds, pursuant to which the Funds purchased $20 million of three-year senior secured non-convertible term notes from us and we issued the Shares. On October 19, 2009, in connection with the Omnibus Amendment Agreement that we entered into with the Funds, we issued the Exchange Shares to Special Situations Fund in exchange for Special Situations Fund’s surrender of a warrant to purchase 1,000,000 shares of common stock pursuant to the terms of a Warrant Exchange Agreement.  The Funds also had collectively purchased an aggregate of 6,845,814 Other Shares in open market transactions and privately negotiated transactions.  In March 2010, Special Situations Fund sold and assigned to Credit Opportunities Fund all of its rights, title and interest in and to the Original Notes, the Shares, the Exchange Shares and the Other Shares.

Common Stock to be Issued to the Selling Stockholders upon Conversion of the Notes

On March 16, 2010, we entered into the Restated Financing Agreement with Victory Park, as administrative agent and collateral agent, and Credit Opportunities Fund, as lender, and, under that agreement, we issued three-year senior secured convertible notes in the aggregate principal amount of $33,000,000 due in March 2013, in exchange for the Original Notes in the outstanding aggregate principal amount of approximately $19,360,000 and by way of cash payment (before closing expenses) of approximately $13,640,000.  In addition, pursuant to the Restated Financing Agreement, we may request that the selling stockholders purchase (which purchase shall be in their sole discretion) up to an additional $3,000,000 aggregate principal amount of Notes at one subsequent closing, which shall be no later than March 17, 2012.  Effective as of July 28, 2010, pursuant to an Assignment and Assumption Agreement, Credit Opportunities Fund sold and assigned a portion of the Notes to its affiliate, VPC Fund II, L.P.  Effective as of December 22, 2010, pursuant to an Assignment and Assumption Agreement, Credit Opportunities Fund sold and assigned an additional portion of the Notes to VPC Fund II, L.P.  Effective as of June 30, 2011, pursuant to an Assignment and Assumption Agreement, VPC Fund II, L.P. sold and assigned a portion of the Notes to its affiliate, VPC Intermediate Fund II (Cayman), L.P.

The Notes accrue interest at a rate per annum equal to the greater of (i) the prime rate plus 5% and (ii) 15%, which, in the absence of an Event of Default (as defined therein), shall be capitalized and added to the outstanding principal balance of such Notes on each anniversary of the date of issuance other than the maturity date.

The Notes are convertible into the Conversion Shares at the holder’s option.  The initial conversion rate, which is subject to adjustment as set forth in the Notes, is calculated by dividing the sum of the principal to be converted, plus all accrued and unpaid interest thereon, by $0.70 per share.  If we subsequently make certain issuances of common stock or common stock equivalents at an effective purchase price less than the then-applicable conversion price, the conversion price of the Notes will be reduced to such lower price.  Beginning on March 17, 2011, under certain circumstances, and subject to specified conditions, we have the right, at our option, by delivery of written notice, to redeem $10,642,472.50 of the Notes at a price equal to 110% of the unpaid outstanding principal amount of the Notes being redeemed plus accrued and unpaid interest with respect to such principal amount; provided, that the holder of the Notes may elect to convert all or any portion of such Notes that we are electing to redeem.

Assuming $33,000,000 aggregate principal amount of Notes together with accrued interest thereon is outstanding for the full three-year term of the Notes, and assuming a conversion price of $0.70, the Notes will be convertible into 72,114,836 Conversion Shares.  Under the Registration Rights Agreement, we were required to file and we are required to continue to keep effective with the SEC a registration statement covering the resale of all of the Shares, the Exchange Shares, the Other Shares and the Conversion Shares.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are: (i) the Shares issued by us pursuant to the Original Financing Agreement; (ii) the Exchange Shares issued by us pursuant to the Warrant Exchange Agreement; (iii) the Other Shares acquired by Credit Opportunities Fund in open market transactions and privately negotiated transactions; and (iv) the Conversion Shares issuable to the selling stockholders upon conversion of the Notes (without regard to any limitations on conversion contained therein).  We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.  See the “Plan of Distribution” section of this prospectus, which follows. Under the terms of the Registration Rights Agreement, we have agreed to use our best efforts to maintain an effective registration statement for the period beginning with the effectiveness of the registration statement of which this prospectus forms a part and ending with the earlier of (i) the date as of which the selling stockholders may sell all of the Registrable Securities (as defined in the Registration Rights Agreement) without restriction or condition pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) (or successor thereto), or (ii) the date on which the selling stockholders or any transferees to whom the selling stockholders have assigned their rights under, and in accordance with the terms and conditions of, the Registration Rights Agreement, have sold all of the Registrable Securities.

The table below details issuances of common stock prior to the sale of the Notes to the selling stockholders, their affiliates and any person with whom selling stockholders had a contractual relationship in connection with the Notes:

Date of Transaction	Shares of Common Stock Outstanding Prior to Transaction	Shares of Common Stock Outstanding Prior to Transaction Held by Persons Other Than Selling Stockholders, our Affiliates and Affiliates of Selling Stockholders	Shares Issued to Selling Stockholders or Affiliates of Selling Stockholders in Connection with the Transaction		Market Price Per Share of Common Stock Prior to the Transaction	Current Market Price Per Share of Common Stock (as of August 3, 2011)
			Shares	As a Percentage of Shares of Common Stock Outstanding Prior to Transaction Held by Persons Other Than Selling Stockholders, our Affiliates and Affiliates of Selling Stockholders
September 30, 2008	89,025,520	78,971,843	1,125,000	1.42%	$0.78(1)	$1.10
May 22, 2009	90,322,763	77,606,843	375,000	0.48%	$0.99(2)	$1.10
October 19, 2009	91,029,656	78,108,093	300,000	0.38%	$1.94(3)	$1.10

(1)	Based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board on September 29, 2008.

(2)	Based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board on May 21, 2009.

(3)	Based on the closing price of our common stock as quoted on the Over-the-Counter Bulletin Board on October 16, 2009.

In addition, the table below describes the value of payments made by us to the selling stockholders and their affiliates and to others on behalf of the selling stockholders in connection with the applicable transaction:

Payments to the Selling Stockholders, their Affiliates and Others
Selling Stockholders, their Affiliates and Others	Cash Payments	Value of Payments in Common Stock	Total
Victory Park Management, LLC	$2,987,722(1)	--	$2,987,722
Victory Park Special Situations Master Fund, Ltd.	$1,895,293(2)	$1,924,245(3)	$3,819,538
Victory Park Credit Opportunities Master Fund, Ltd.	$1,152,392(4)	$238,755(5)	$1,391,147
Total	$5,997,723	$2,163,000	$8,160,723

(1)	Consisting of:
•	Interest payments in 2009 under the Original Financing Agreement for an aggregate of $1,391,703;
•	Legal and due diligence fees in 2008 and 2009 for an aggregate of $211,000;
•	Interest payments in 2010 under the Original Financing Agreement (until the execution of the Restated Financing Agreement) for an aggregate of $682,335;
•	A $660,000 closing fee paid on March 17, 2010 under the Restated Financing Agreement;
•	A payment of $5,000 in connection with out-of-pocket fees and expenses on March 17, 2010 under the Restated Financing Agreement; and
•	Payments of legal fees since June 2010 for an aggregate of $37,684 incurred in connection with the Restated Financing Agreement and the Registration Rights Agreement.

(2)	Consisting of:
•	A $450,000 closing fee paid on September 30, 2008 under the Original Financing Agreement;
•	Prepayment of $1,050,000 in interest on September 30, 2008 under the Original Financing Agreement;
•	Interest payments in 2009 under the Original Financing Agreement for an aggregate of $122,943;
•	A $51,545 closing fee paid on May 22, 2009 under the Original Financing Agreement; and
•
Mandatory prepayments under the Original Financing Agreement in 2009 and 2010 in connection with proceeds received from the sale of certain New Jersey tax benefits in the aggregate amounts of $159,062 and $61,743, respectively.

(3)	Consisting of:
•	1,125,000 shares of common stock issued on September 30, 2008 under the Original Financing Agreement, valued based on the $1.09 closing price per share of common stock on that date;
•	128,861 shares of common stock issued on May 22, 2009 under the Original Financing Agreement, valued based on the $0.97 closing price per share of common stock on that date; and
•
300,000 shares of common stock issued on October 19, 2009 in exchange for surrender of a warrant to purchase 1,000,000 shares of common stock, valued based on the $1.91 closing price per share of common stock on that date.

(4)	Consisting of:
•	Interest payments in 2009 under the Original Financing Agreement for an aggregate of $234,835;
•	A $98,455 closing fee paid on May 22, 2009 under the Original Financing Agreement;
•
Mandatory prepayments under the Original Financing Agreement in 2009 and 2010 in connection with proceeds received from the sale of certain New Jersey tax benefits in the aggregate amounts of $303,732 and $117,936, respectively;

•	Payment on March 17, 2010 under the Restated Financing Agreement of $120,447 of accrued and unpaid interest;
•	Payment on March 17, 2010 of legal fees incurred by Credit Opportunities Fund in connection with the Restated Financing Agreement; and
•	Payment on March 17, 2010 of fees to a title company in connection with the Restated Financing Agreement.

(5)	Consisting of 246,139 shares of common stock issued on May 22, 2009 under the Original Financing Agreement, valued based on the $0.97 closing price per share of common stock on that date.

Except for (a) the transactions described in the Restated Financing Agreement and the Registration Rights Agreement, including without limitation, the purchase of the Original Notes and the Notes, (b) the transactions described in the tables above, and under “About This Offering” and Victory Park’s resulting ownership of the Shares, the Exchange Shares and the Other Shares, (c) the appointment of Richard Levy, the managing principal and founder of Capital Advisors (defined below), as a member of the Board, Chairman of the Board and a member of our Nominating and Corporate Governance Committee in March 2010 and his service in such roles since that date, and (d) Victory Park’s right, pursuant to the Restated Financing Agreement, to designate, subject to certain conditions, an individual to fill the vacant seat on our Board, none of the selling stockholders has had any material relationship with us within the past three years.

Following the issuance of the Notes on March 17, 2010 (and payment of certain related fees detailed above), we made no payments to any of the selling stockholders or their affiliates through March 17, 2011, the first anniversary of the sale of the Notes.  Notwithstanding that, we may be required to make certain payments to the selling stockholders and their affiliates if we are in default under the Restated Financing Agreement and/or the Registration Rights Agreement and/or if we receive certain extraordinary payments; provided, however, that pursuant to the Letter Agreement, we do not have to pay the selling stockholders upon the occurrence of certain events specified therein. The table below describes these potential payments, although it is not possible to quantify such payments at this time:

Possible Payments to the Selling Stockholders and their Affiliates Upon an Event of Default or the Occurrence of Certain Events
Payments upon an Event of Default under the Restated Financing Agreement
Upon an event of default, we may be required to redeem all or a portion of the Notes and in connection therewith, we will be required to pay the selling stockholders (i) the outstanding principal amount of the Notes; (ii) accrued and unpaid interest and late charges; and (iii) a premium equal to the greater of (x) 1% of the Notes prior to redemption and (y) the excess of the present value of all scheduled future interest payments and scheduled redemptions until the scheduled maturity date, discounted by a published annual interest rate for comparable treasury instruments, over the principal of the Notes at the time of redemption.  In addition, upon the occurrence of certain Events of Default, we will be required to redeem the Notes by paying an amount equal to the greater of (x) 115% of the outstanding Notes principal plus accrued and unpaid interest and late charges and (y) the number of common shares into which the Notes are then convertible, multiplied by the weighted average price of our common stock.

Mandatory prepayments under the Restated Financing Agreement upon the occurrence of certain events
We must prepay the Notes if we receive certain cash proceeds outside of the ordinary course of our business, such as from asset sales, incurrence of debt, milestone payments or extraordinary receipts (such as the sale of certain New Jersey tax benefits), in an amount equal to 10%, 50% or 100% of such proceeds depending on the nature of the proceeds.

Payments under the Registration Rights Agreement
With the exception of certain permitted grace periods, if we do not keep the registration statement of which this prospectus forms a part effective, including due to our failure to disclose such information necessary to allow sales to be made pursuant to such registration statement, a suspension or delisting of our common stock from the OTC Bulletin Board (or the national stock exchange on which such stock is then traded) or our failure to register a sufficient number of shares of common stock for resale by the selling stockholders, we will need to pay the selling stockholders damages in an amount equal to 2% of the aggregate value of the registrable securities on the initial date of such failure and on every 30th day thereafter (pro rated as appropriate) until the failure is cured.  The aggregate value will be determined by multiplying, for certain days until the failure is cured, the number of registrable securities by the greater of (x) the then-current market price of the securities and (y) $0.70.

The following table sets forth certain information known to us regarding the shares of our common stock held as of August 3, 2011 and to be offered from time to time by the selling stockholders and as adjusted to give effect to the sale of certain shares offered hereby. The information regarding shares owned both before and after the offering assumes that the full principal amount of the Notes (i.e., $33,000,000) together with accrued interest thereon is outstanding for their full three-year term and that the Notes are currently convertible into shares of our common stock at a conversion price of $0.70 per share.  The information regarding shares owned after the offering assumes the sale of all those shares offered by each of the selling stockholders and we cannot assure you that the selling stockholders will sell any or all of those shares.  Accordingly, the information included on the following table is provided subject to these assumptions.  To our knowledge, none of the entities listed on this Selling Stockholder table has an existing short position in our common stock.

	Ownership Before Offering		Ownership After Offering
Name of Selling Stockholder	Common Shares	Common Shares that May Be Sold Pursuant to the Offering	Common Shares	Percent of Common Shares Held
Victory Park Credit Opportunities Master Fund, Ltd. (1)	54,638,922 (2)	54,638,922 (2)	0	0%
VPC Fund II, L.P. (3)	13,318,174 (4)	13,318,174 (4)	0	0%
VPC Intermediate Fund II (Cayman), L.P. (5)	12,803,554 (6)	12,803,554 (6)	0	0%

(1)           Victory Park Capital Advisors, LLC (“Capital Advisors”) is the investment manager of Credit Opportunities Fund and consequently may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by Credit Opportunities Fund. As the manager of Capital Advisors, Jacob Capital, L.L.C. (“Jacob Capital”) may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by Credit Opportunities Fund. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by Credit Opportunities Fund.  Therefore, each of Capital Advisors, Jacob Capital and Richard Levy may be deemed to be the beneficial owner of the securities held by Credit Opportunities Fund.

Credit Opportunities Fund has advised us that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of Credit Opportunities Fund was not involved in the purchase, and will not be involved in the ultimate sale, of the securities, (v) it acquired the securities in the ordinary course of business, and (vi) at the time it acquired the securities, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

(2)           This figure includes the Shares, the Exchange Shares, the Other Shares, and 45,993,108 of the total 72,114,836 Conversion Shares.

(3)           Victory Park GP II, LLC (“Victory Park GP”) is the general partner of VPC Fund II, L.P.  and consequently may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by VPC Fund II, L.P.  As the sole member and manager of Victory Park GP, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by VPC Fund II, L.P.  By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by VPC Fund II, L.P.  Therefore, each of Victory Park GP, Jacob Capital and Richard Levy may be deemed to be the beneficial owner of the securities held by VPC Fund II, L.P.

VPC Fund II, L.P. has advised us that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of VPC Fund II, L.P. was not involved in the purchase, and will not be involved in the ultimate sale, of the securities, (v) it acquired the securities in the ordinary course of business, and (vi) at the time it acquired the securities, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

(4)           This figure consists of 13,318,174 of the total 72,114,836 Conversion Shares.

(5)           Victory Park GP is the general partner of VPC Intermediate Fund II (Cayman), L.P.  and consequently may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by VPC Intermediate Fund II (Cayman), L.P.  As the sole member and manager of Victory Park GP, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by VPC Intermediate Fund II (Cayman), L.P.  By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the securities held by VPC Intermediate Fund II (Cayman), L.P.  Therefore, each of Victory Park GP, Jacob Capital and Richard Levy may be deemed to be the beneficial owner of the securities held by VPC Intermediate Fund II (Cayman), L.P.

VPC Intermediate Fund II (Cayman), L.P. has advised us that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of VPC Intermediate Fund II (Cayman), L.P. was not involved in the purchase, and will not be involved in the ultimate sale, of the securities, (v) it acquired the securities in the ordinary course of business, and (vi) at the time it acquired the securities, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

(6)           This figure consists of 12,803,554 of the total 72,114,836 Conversion Shares.

PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these shares of common stock by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected from time to time pursuant to one or more of the following methods, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	public or privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, and to return borrowed shares in connection with such short sales, provided that the short sales are made after the registration statement is declared effective. The selling stockholders may also loan or pledge shares of common stock to broker-dealers in connection with bona fide margin accounts secured by the shares of common stock, which shares broker-dealers could in turn sell if the selling stockholders default in the performance of their secured obligations.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed that will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144, rather than pursuant to this prospectus.

LEGAL MATTERS

The validity of the Unigene common stock offered by this prospectus will be passed upon for Unigene by Dechert LLP, Princeton, New Jersey.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be part of the registration statement. We incorporate by reference the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed on March 16, 2011, as amended by the Form 10-K/A filed on April 18, 2011;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 filed on May 10, 2011;

•	Our Definitive Proxy Statement on Schedule 14A filed on April 21, 2011; and

•
Our Current Reports filed on Form 8-K filed on February 4, 2011, February 8, 2011, March 15, 2011, March 24, 2011, April 13, 2011, April 27, 2011, May 26, 2011, June 6, 2011, June 10, 2011, June 13, 2011, June 27, 2011 and July 12, 2011.

We also incorporate by reference into this prospectus all documents (other than current reports (or portions thereof) furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, or (ii) after the date of this prospectus and until we file a post-effective amendment that indicates the termination of the offering of the securities made by this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide these reports or documents upon written or oral request, at no cost to the requester.  Request for these reports or documents may be made to William Steinhauer, Vice President of Finance, Unigene Laboratories, Inc., 81 Fulton Street, Boonton, New Jersey 07005, (973) 265-1100, wsteinhauer@unigene.com.  These reports and documents also may be accessed at our website: www.unigene.com.

Federal securities law requires us to file information with the SEC concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference room maintained by the SEC at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 to register the stock to be sold in connection with this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits and schedule. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits and schedule filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders should not make an offer of these securities pursuant to this prospectus in any state where the offer is not permitted.

You should rely only on the information contained in this prospectus and those documents incorporated by reference. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

MATERIAL CHANGES

Since December 31, 2010, there have been no material changes in our affairs which have not been described in our Annual Report on Form 10-K, as amended by our Form 10-K/A filed on April 18, 2011, our Quarterly Report on Form 10-Q filed on May 10, 2011, our Definitive Proxy Statement on Schedule 14A filed on April 21, 2011, our Current Reports on Form 8-K filed on February 4, 2011, February 8, 2011, March 15, 2011, March 24, 2011, April 13, 2011, April 27, 2011, May 26, 2011, June 6, 2011, June 10, 2011, June 13, 2011, June 27, 2011 and July 12, 2011, or this prospectus.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Unigene pursuant to the foregoing provisions, Unigene has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.